FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 3rd February 2005

The Board of The “Shell”Transport and Trading Company, p.l.c. today announced a second interim dividend for the year 2004 of 10.70p per Ordinary share which, together with the interim dividend announcement of 6.25p per Ordinary share announced on July 29, 2004, makes a total dividend for the year 2004 of 16.95p per Ordinary share. This represents an increase of 7.6% over the 2003 total dividend of 15.75p.

The total dividend is made up as follows:

Pence per 25p Ordinary Share

	Interim	Second Interim	Total
2004	6.25	10.70	16.95
2003	6.10	9.65	15.75

The Board does not intend to propose a final dividend in respect of 2004.

The second interim dividend of 10.70p will be payable on March 15, 2005 to those members whose names are on the Register on February 11, 2005, and to holders of Bearer Warrants who surrender Coupon No. 215. The shares become ex-dividend on February 9, 2005.

Taxation

Shareholders resident in the United Kingdom are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the interim dividend of 10.70p is 1.189p per Ordinary share and the dividend and tax credit together amount to 11.889p.

February 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 3 February 2005